CONFIDENTIAL TREATMENT REQUESTED

BY FLUIDIGM CORPORATION

FLUIDIGM-0001

January 28, 2011

CERTAIN PORTIONS OF THIS LETTER AND ITS APPENDICES HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-1004

Attention:	Russell Mancuso, Branch Chief
Joseph McCann, Division of Corporation Finance
Mary Beth Breslin, Senior Attorney
Brian Cascio, Accounting Branch Chief
Martin James, Senior Assistant Chief Accountant
Jeanne Bennett, Division of Corporation Finance

Re:	Fluidigm Corporation
Registration Statement on Form S-1
Amended January 7, 2011 and January 18, 2011
File No. 333-170965

Ladies and Gentlemen:

On behalf of Fluidigm Corporation (“Fluidigm” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC” or the “Commission”) received by letter dated January 25, 2011, relating to Fluidigm’s Registration Statement on Form S-1 (File No. 333-170965) (the “Registration Statement”).

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter and the supplemental materials. The Company is requesting confidential treatment for selected portions of this letter and the supplemental materials, including in connection with the Freedom of Information Act, and has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with that request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

On behalf of Fluidigm, we are concurrently filing via EDGAR Amendment No. 3 to the Registration Statement (the “Amendment”), and for the convenience of the Staff, we are providing to the Staff by overnight

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Fluidigm Corporation
January 28, 2011
Page 2

delivery copies of this letter and marked copies of the Amendment (against the Amendment No. 1 to the Registration Statement filed on January 7, 2011). The Amendment as filed via EDGAR is marked as specified in Item 310 of Regulation S-T.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with Fluidigm’s response. Except as otherwise specifically indicated, page references herein correspond to the page of the Amendment.

Artwork

1.	Please note that you may include text in your artwork only to the extent necessary to explain briefly the visuals in the presentation. Text such as “Nano-volume Fluid Handling,” “Massively Parallel,” and “Integration” in the inside front cover artwork appears unnecessary in explaining the visuals in your presentation. Please revise accordingly.

In response to the Staff’s comment, the Company has revised the text included in the artwork to more accurately describe the image presented.

The Fluidigm Solution, page 3

2.	Please revise here or in an appropriate section of your document to disclose the substance of your response to prior comment 4 regarding your current and anticipated continued focus of your research and development efforts on the molecular diagnostic market.

In response to the Staff’s comment, the Company has revised the disclosure on page 3 under The Fluidigm Solution to include the requested information.

The Offering, page 7

3.	We note you intend to use a portion of the offering proceeds to repay a portion of the notes issued in January 2011. Please revise to quantify the portion of the offering proceeds to be used to repay notes held by affiliates. In this regard, we note your disclosure on page 119.

In response to the Staff’s comment, the Company has added the requested disclosure under The Offering on page 7 and Use of Proceeds on page 33.

4.	Please reconcile your disclosure on page 7 that the conversion of all currently outstanding shares of convertible preferred stock would result in the issuance of 20,784,926 shares of common stock with the 19,860,495 figure disclosed on page 128.

The Company has revised page 128 of the Description of Capital Stock section to update the number of shares of common stock to be issued upon conversion of the preferred stock.

Capitalization, page 34

5.	Please explain your basis for the assumed net exercise of your Series E-1 preferred stock warrants issued January 6, 2011. Please clarify whether there are any contractual agreements for the exercise

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Fluidigm Corporation
January 28, 2011
Page 3

of these warrants. In addition, since there are several pro forma adjustments please revise to separately disclose each of the pro forma adjustments.

The Company supplementally advises the Staff that Section 8 of the Series E-1 preferred stock warrants provides that the warrants will expire immediately prior to the closing of a firm commitment underwritten initial public offering of the Company. The Series E-1 preferred stock warrants further provide in Section 2(e) under “Automatic Exercise” that the warrants shall be automatically exercised pursuant to the net exercise provisions in Section 2(b) immediately prior to the expiration of the warrant. The form of Series E-1 preferred stock warrant has been filed as Exhibit B to Exhibit 4.7 to the Registration Statement. Accordingly, the Company has assumed the net exercise of the Series E-1 preferred stock warrants in connection with this offering. The exercise price of the Series E-1 preferred stock warrants is $0.02 per share. As discussed with the Staff on January 26, 2011, the Company has revised the description of the pro forma adjustments on page 34 to disclose the exercise price of the Series E-1 preferred stock warrants in order to clarify that the net exercise of the warrants is not expected to result in a material reduction in the number of shares issuable under the warrants.

Non-invasive Prenatal Diagnostics Collaboration, page 79

6.	We refer to sections 3.1(c) and 9.1 of exhibit 10.21. Please revise to disclose the term of the agreement. Please also revise to disclose the milestone payment amounts set forth in section 6.1(a) of exhibit 10.21 as well as the payment amounts in sections 4.1 and 4.2 of exhibit 10.22.

As discussed with the Staff on January 26, 2011, the Company has revised page 79 to provide the requested disclosure.

Property and Environmental Matters, page 88

7.	We refer to your disclosure on page 33 concerning the intended use of proceeds for expansion of facilities and manufacturing operations. Please revise to discuss the adequacy of your existing, facilities and manufacturing operations and your current plans for expansion. Please refer to Instruction 1 to Item 102 of Regulation S-K.

The Company has revised page 88 of the Property and Environmental Matters section to add additional disclosure regarding the adequacy of its existing facilities and manufacturing operations and its current plans for expansion. The Company supplementally advises the Staff that a portion of the proceeds of this offering are expected to be used to upgrade and improve the Company’s existing facilities and to purchase capital equipment for such facilities, not to expand its facilities or purchase real property. The disclosure on page 33 has been revised accordingly.

Registration Rights, page 129

8.	We note your disclosure that the aggregate common shares to which registration rights apply includes shares of common stock issued on conversion of outstanding preferred stock; however, the aggregate number of registration rights shares is less than the number of shares of common stock issued on conversion of preferred stock. Please advise or revise.

The Company has revised page 129 of the Registration Rights section to correct and clarify the number of shares to which registration rights apply.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Fluidigm Corporation
January 28, 2011
Page 4

Note 3. License Agreement, page F-19

9.	With [sic] see your response to prior comment 27. Please clarify how you determined the $1,676,000 fair value of the sub-licensee’s preferred stock received for the sale of the sub-license, whether this was based on third party sales of similar preferred stock, an independent valuation, or other valuation methodologies. If your valuation is based on third party sales please explain to us why you believe that there were sufficient sales to establish a fair value of this preferred stock. Please also tell us about the sub licensee and whether this is a public or private company.

The Company supplementally advises the Staff that it considered several sources of information in determining the fair value as of December 31, 2009 of the Series C-1 Preferred Stock received from the sub-licensee including its capital structure, the enterprise value of the sub-licensee as determined by a contemporaneous valuation of the sub-licensee and recent sales of the sub-licensee’s Series C Preferred Stock. The sub-licensee sold Series C Preferred Stock, including sales to unrelated third parties, at a price of $0.935 per share on October 9, 2009, and sold additional Series C Preferred Stock on December 14, 2009 at $0.935 per share. These equity transactions occurred shortly before and after November 16, 2009, the date the Company entered into a license agreement with the sub-licensee. The terms of the sub-licensee’s Series C and Series C-1 Preferred Stock are virtually identical, except that the Series C-1 Preferred Stock is junior in liquidation preference. The Company utilized the enterprise value of the sub-licensee based on a recent third party valuation received from the sub-licensee, as adjusted by deducting outstanding debt and adding cash on hand at December 31, 2009 to calculate the sub-licensee’s equity value. The Company then allocated the equity value to the various classes of the sub-licensee’s outstanding stock, taking into consideration liquidation preferences to arrive at an estimated fair value per share for the Series C-1 stock of $0.769. The Company believes it is reasonable to apply a minority discount (also referred to as a discount for lack of control) of 10% to 15% to determine the fair value of the Series C-1 shares since the Series C shares represent a controlling interest of approximately 56% of the sub-licensee and are likely to have substantial board representation, whereas the Series C-1 shares represent 3.9% of the sub-licensee and do not have control or board representation. Accordingly, the Company further reduced the value of the Series C-1 stock by applying a minority interest discount of 12.5% to arrive at an estimated fair value per share of $0.673 for the Series C-1 shares, or a total investment value of $1,676,000, which is less than the $0.935 per share liquidation preference of the Series C-1 shares and less than the value of the sub-licensee’s Series C shares.

The Company supplementally advises the Staff that the sub-licensee is an early-stage private company developing clinical diagnostic tests. The sub-licensee does not have any approved products or revenues and is financed by venture capital investors.

Note 10. Stock-Based Compensation, page F-29

10.

We reference your response to prior comment 33. Please clarify the specific nature of the two discounts, “discount rate” and “discount for lack of marketability,” the basis for each discount and how the amount of any discount was determined. Please explain the reason you continued to use significant discounts for options granted in January 2011 after the registration statement was filed and after you received an estimated price range from your underwriters. In addition, clarify your reference to the months to the liquidity event of 12 and how this was considered in your December 15, 2010

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Fluidigm Corporation
January 28, 2011
Page 5

valuation. We note the discussion in your response that your valuation assumes a successful IPO scenario and the estimated price range from your underwriters assumes an offering in the first quarter 2011.

As the Staff notes in its comment, the December 15, 2010 valuation used for the Company’s January 4, 2011 grants was performed under the assumption that the Company would experience a liquidity event from either an initial public offering in early 2011 or a sale/merger in approximately 12 months. As discussed below, the value of the Company was determined under both scenarios at the enterprise level, and the resulting equity values were each weighted based on the relative respective probabilities of a sale/merger or initial public offering outcome. Specifically, the probability of an initial public offering was weighted at sixty percent (60%), and the probability of a sale/merger of the Company was weighted at forty percent (40%).

[***]

[***] the Company initiated the initial public offering process that resulted in the filing of the registration statement on December 3, 2010.[***]

[***]

[***]

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Fluidigm Corporation
January 28, 2011
Page 6

[***]

The balance of the Company’s response provides additional detail concerning the valuation methodologies applied.

Sale/Merger Valuation Analysis

The valuation of the Company under the sale/merger scenario involved a two step valuation approach using generally accepted valuation methodologies, including discounted cash flow analyses and a separate comparative valuation analysis.

The discounted cash flow analysis measured the value of the Company based on estimated future cash flows, discounted to their present value using a rate commensurate with the associated risks and uncertainties. Estimated future cash flows were based on financial projections provided by the Company’s management through 2013 and a terminal value assumption. The discount rate was determined based on venture capital required rates of return for companies at a comparable stage of development to the Company. The Company and its valuation expert determined that the Company’s stage of development fell between the fourth and pre-IPO stages based on the venture capital required rate of return data. The terminal value was determined using an exit multiple approach. An exit multiple of 4.75x revenue was applied to the Company’s 2013 revenue. The exit multiple was selected with reference to the average and median revenue multiples observed for comparable companies in the industry. The Company and the valuation expert determined that a discount rate in the range of 25-35% was appropriate. The December 15, 2010 valuation discounted the Company’s expected future cash flows at a rate of 30% to determine the Company’s enterprise value under the sale/merger scenario, resulting in a range of enterprise values between $147.6 million and $185.3 million, with a midpoint of approximately $166.4 million. The relevant enterprise valuation range was developed by running sensitivity analyses on the discount rate and terminal value inputs to the model used in the December 15, 2010 valuation.

For purposes of the sale/merger analysis, the comparable public company analysis measured the value of the Company based on multiples of enterprise value to the last-twelve-months and 2011 estimated sales at ten publicly traded companies in the Company’s industry. These multiples were then applied to the Company’s last- twelve-months and 2011 forecast sales. This comparative valuation analysis resulted in an enterprise valuation range of $153.3 million to $171.5 million, with a midpoint of $162.4 million.

To determine the equity value of the Company under the sale/merger scenario, the Company equally weighted the midpoint valuation established under the discounted cash flow analysis and the comparable public company analysis to arrive at an enterprise value of $164.4 million. The Company believes equal weighting of the valuations determined under the two methodologies was appropriate given the insignificant deviation between the two valuations. The resulting enterprise value was then adjusted by subtracting interest bearing obligations and adding total cash at December 15, 2010. The equity value was then allocated to the various classes of securities, including common shares outstanding, using the Option-Pricing Method (OPM) consistent with the AICPA guidelines to arrive at an estimated value per common share. A discount for lack of marketability was applied to the per share value of the common stock derived using the OPM to reflect the increased risk and inconvenience of owning a privately-held stock arising from the inability to readily sell the shares. The inability to readily sell shares of a company increases the owner’s exposure to changing market conditions and increases the risk of ownership. Because of the lack of marketability and the resulting increased risk associated with ownership of a privately-held stock, an investor typically demands a higher return or yield in comparison to a similar but publicly-traded stock. An indication of the discount for lack of marketability was developed using a put option model assuming a 12 month holding period until completion of a sale/merger liquidity event. A put option model values what the illiquid security holder lacks, the ability to sell his or her shares. Theoretically, a holder of an illiquid security and a put option and a holder of an identical but liquid security are in the same financial position. The put option model has the benefit of being company-specific (through the use of a company-specific volatility rate) and verifiable and has relatively few inputs (risk free rate, term and volatility). On this basis, the marketability discount rate of 17.6% was utilized in the December 15, 2010 valuation.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Fluidigm Corporation
January 28, 2011
Page 7

The Company advises the Staff that the discount for lack of marketability was only applied to the sale/merger scenario and resulted in a per share common stock value of $1.59 (without giving effect to the reverse stock split). The reference to the months to a liquidity event is based on management’s estimate of the time period required to complete a sale/merger.

IPO Valuation Analysis

The valuation was also performed under an IPO liquidity event scenario. The intent of this analysis is to mimic the pricing analysis performed by investment bankers for an IPO and is designed to establish the value of the Company’s common stock as of the valuation date by first estimating the value of the Company at the expected IPO date and then discounting that value back to the present. Since the Company had received preliminary valuation materials from its investment bankers, the valuation expert had adequate visibility to perform this analysis as of December 15, 2010.

The valuation of the common stock under the IPO scenario involved a multi-step process. The first step involved estimating the enterprise value of the Company as of an estimated IPO date, in this case January 31, 2011. The enterprise value was estimated based on an analysis of sales multiples for comparable public companies. Based on the observed multiples for traded companies, a range of multiples was selected to apply to the Company’s 2011 and 2012 projected sales. Multiples were selected based on six publicly traded companies in the Company’s industry. Four companies were removed from the comparable companies list (as compared to the list used for purposes of the sale/merger scenario) because the Company’s investment bankers had not used those companies in their valuation models. This analysis resulted in a range of enterprise values from $152.8 million to $187.9 million based on 2011 forecasts and $184.7 to $234.3 million based on 2012 forecasts.

To determine the post-money equity value trading range of the Company, the enterprise value was adjusted by subtracting projected interest bearing obligations and adding projected cash, including IPO proceeds, as of the expected IPO date. This amount was then adjusted for an IPO discount (15%) and for other transaction costs to arrive at an equity value filing range. Next, the amount of IPO proceeds was deducted in order to come to a pre-money equity value filing range. This value was then discounted from the expected IPO date (January 31, 2011) to the valuation date (December 15, 2010) at an appropriate discount rate and divided by fully diluted shares outstanding as of December 15, 2010 to arrive at a per share common stock value of $7.01 (prior to adjustment for the recent reverse stock split).

Conclusion

The common stock values resulting from the two scenarios were then weighted based on management’s assessment of the probability of occurrence of each scenario (60% IPO at $7.01 per share and 40% sale/merger at $1.59 per share) with a resulting per share common stock value of $4.84. [***] In addition, the Company believes the substantial difference between the IPO and sale/merger valuations is appropriate and reflective of the Company’s circumstances and the estimated valuation ranges. As of December 15, 2010, the liquidation preference for the Company’s outstanding preferred stock totaled approximately $190 million [***]. The liquidation preference operates by guaranteeing preferred stockholders that the proceeds of any sale or merger will be distributed first to preferred stockholders as a return of their original investments; these mandatory distributions to preferred stockholders must be satisfied prior to any distributions being made to holders of common stock. Accordingly, based on the actual distribution that would occur in any likely sale/merger scenario and the estimated valuation ranges noted above, potentially all of the enterprise value of the Company would be distributed back to preferred stockholders, and distributions, if any, to common stockholders would be de minimus. Only in an IPO scenario does the value of the common stock rise to approach the estimated price range of the IPO because if an IPO is completed, the liquidation preferences of the preferred stock will disappear and no longer apply. [***]

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Fluidigm Corporation
January 28, 2011
Page 8

11.	Please explain to us why your estimated fair value per common share of $4.84 at January 4, 2011 is significantly lower than the valuation from the underwriters of $6.75 to $8.75 received on January 5, 2011. We note that the estimated price range from your underwriters assumes an offering in the first quarter 2011. In addition, tell us how you considered the preferred stock issuances in your estimate of the fair value of your common stock since these are converted to common on a one-to-one basis. Please also explain to us how you considered the decrease in the conversion price of the Series E preferred stock from $14 per share to $10.77 in January 2011 in the valuation of your common stock.

As referenced in the Company’s response to the Staff’s comment number 10 above, the estimated fair value of $4.84 (pre-split) per common share was based on the weighted average of the IPO scenario fair value of $7.01 (pre-split) per share of common stock and the sale/merger scenario fair value of $1.59 (pre-split) per share of common stock. The weighted average value considers the possibility that the IPO will not occur and the fact that the Company has been considering alternative strategic paths. As of the date of the valuation and the time of the option grants, the Company did not have clear visibility as to the likelihood of either scenario, and the weightings reflected management’s best estimates of the relative likelihoods of two transactions.

The Company considered the decrease in the conversion price of the Series E preferred stock in its calculations because the decrease in the conversion price resulted in an increase in the Company’s fully diluted capitalization. The Company does not believe that the $10.77 (pre-split) should be considered an indication of valuation, however, and is in fact substantially above the banker’s estimates of an offering price range. The Company needed the consent of its outstanding Series E preferred stockholders in order to amend the auto-conversion provisions of its charters, which would have permitted preferred stockholders to block any initial public offering that was concluded at a price less than $19.90 (pre-split). Because the Company sold shares to the Series E preferred stockholders at prices substantially above current valuations, the Company agreed to reduce the conversion of the Series E preferred stock as an incentive for the Series E preferred stockholders to consent to remove the auto-conversion threshold. Again, however, the negotiations and determinations were not based on any current valuation of the Company, as evidenced by the investors’ agreement to a conversion price substantially in excess of the high end of the Company’s estimated offering range.

The Company also supplementally advises the Staff that since January 4, 2011, it has granted a de minimus number of additional options to new employees who are not executive officers. On January 20, 2011, it granted options to acquire an aggregate of 18,010 pre-split shares of common stock to four new employees. On January 24, 2011, it granted 8,000 pre-split shares of common stock to one new employee. The exercise price for these new employee grants was $4.84 (pre-split).

Interim Note 12. Subsequent Events page F-50

12.	Please revise to clarify your accounting treatment for the reduction in the conversion price of the Series E convertible preferred stock from $14 per share to $10.77 per share.

In response to the Staff’s comment, the Company has revised page F-52, Interim Note 12, Subsequent Events to clarify the Company’s accounting treatment for the reduction in the conversion price of the Series E convertible preferred stock from $14.00 (pre-split) per share to $10.77 (pre-split) per share and included the pro forma impact of such accounting treatment in the summary financial statements on page 8 and the selected financial statements on page 38.

Exhibits, page II-4

13.	Please file the bank line of credit agreement that you reference on page F-50 or explain why you believe that it is not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comment, the Company has filed the bank line of credit with Bridge Bank, National Association, as Exhibit 4.8 to the Amendment.

* * * * *

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Fluidigm Corporation
January 28, 2011
Page 9

The Company acknowledges your reference to Rules 460 and 461 relating to requests for acceleration of a registration statement. The Company intends to provide for adequate time after the filing of any amendments for further review before submitting a request for acceleration, if any.

Pursuant to Rule 472, the Amendment is filed herewith in response to the Staff’s Comments.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

Please direct your questions or comments to me (650/320-4557), David Segre (650/320-4554) or Robert Kornegay (650/320-4533). In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention as well as that of Messrs. Segre and Kornegay at (650/493-6811). Thank you for your assistance.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Asaf Kharal, Esq.

cc:	Gajus V. Worthington

Vikram Jog

William M. Smith

Fluidigm Corporation